August 3, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Paul Fischer

Re:	xG Technology, Inc.

Registration Statement on Form S-1

File No. 333-225975

Request for Acceleration of Effective Date

Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, xG Technology, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m., Eastern Time, on Tuesday, August 7, 2018 or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

xG Technology, Inc

By:	/s/ Roger Branton
	Name:	Roger Branton
	Title:	Chief Executive Officer